December 5, 2022

Michael A. Hedge

By EDGAR and FedEx	D 949-623-3519

Securities and Exchange Commission	michael.hedge@klgates.com
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:	Robert Littlepage
Inessa Kessman

Re:	ACM Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for Fiscal Quarters Ended June 30, 2022
File No. 001-38273

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 26, 2022 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission via EDGAR on March 1, 2022, as amended on April 29, 2022 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended June 30, 2022 filed with the Commission via EDGAR on August 9, 2022 (the “June Form 10-Q”).

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated October 26, 2022.  The response of the Company to each comment is set forth immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors, page 19

1.
We note your response to comment 1 and your disclosure on page 64 of the Form 10-Q for the fiscal quarters ended June 30, 2022.  Please specifically revise to state that your securities may decline in value or become worthless.

In response to the Staff’s comment, the Company has revised the following risk factor on pages 70 and 71 of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, as filed with the Commission on November 8, 2022 (the “September Form 10-Q”), to add the underlined text below, and will continue to do so as applicable in future filings:

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“If any PRC central government authority were to determine that existing PRC laws or regulations require that ACM Shanghai obtain the authority’s permission or approval to continue the listing of ACM Research’s Class A common stock in the United States or if those existing PRC laws and regulations, or interpretations thereof, were to change to require such permission or approval, or if we inadvertently conclude that permissions or approvals are not required, ACM Shanghai may be unable to obtain the required permission or approval or may only be able to obtain such permission or approval on terms and conditions that impose material new restrictions and limitations on operation of ACM Shanghai, either of which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects and on the trading price of ACM Research Class A common stock, which could decline in value or become worthless.

PRC central government authorities have taken steps to preclude, or significantly discourage, certain PRC companies from listing on U.S. and other exchanges outside the PRC. Investments activities in the PRC by non-PRC investors are principally governed by the Encouraged Industries Catalog for Foreign Investment (2020 version) and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), both of which were promulgated by the PRC’s Ministry of Commerce, or MOFCOM, and National Development and Reform Commission. These regulations set forth the industries in which foreign investments are encouraged, restricted and prohibited.

Industries  that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations. We believe that our  operations do not fall within any industry that is restricted or prohibited under these regulations and that the regulations therefore do not apply to us.

PRC-based companies that seek to list their shares in the United States but are subject to PRC restrictions on investments by non-PRC investors sometimes use a special purpose vehicle known as a variable interest entity, or VIE, created in an off-shore jurisdiction such as the Cayman Islands. In these structures, a VIE enters into a series of contractual arrangements with the PRC-based operating company and its PRC-based shareholders that afford those shareholders, rather than the shareholders of the VIE, effective control over the finances and operations of the operating company. The VIE, effectively a shell company, issues shares that are listed for trading on a U.S. exchange, but the enterprise is controlled by the legacy PRC-based shareholders and is subject to PRC laws and regulations. ACM Research is not a VIE or other special purpose, or shell, company, and its relationship with ACM Shanghai does not involve the types of contractual arrangements existing between a VIE and a PRC-based operating company. ACM Research is a Delaware corporation founded in California in 1998 that formed ACM Shanghai to conduct business operations in the PRC. ACM Research controls the operations of ACM Shanghai through its direct ownership of ACM Shanghai shares, and it also conducts sales and marketing activities focused on sales of ACM Shanghai products in North America, Europe and certain regions in Asia outside mainland China.

We do not believe that our corporate structure or any other matters relating to our business operations currently require that ACM Shanghai obtain any permissions or approvals from the China Securities Regulatory Commission, or CSRC, or any other PRC central government authority in connection with ACM’s listing, or offering for sale in the future, shares of our Class A common stock in the United States. We, including ACM Shanghai, therefore have never solicited any permission or approval from any PRC central government authority in connection with ACM Research’s seeking and maintaining the listing of our Class A common stock in the United States. In the event that we inadvertently conclude that permissions or approvals are not required, or either the CSRC or another PRC central government authority were to determine that existing PRC laws or regulations require that ACM Shanghai obtain the authority’s permission or approval to continue ACM Research’s listing of Class A common stock in the United States or if those existing PRC laws and regulations, or interpretations thereof, were to change to require such permission or approval, ACM Shanghai could be unable to obtain any such permission or approval or could be able to obtain such permission or approval only on terms and conditions that impose material new operating or other restrictions and limitations on ACM Shanghai. In such circumstances, it would materially and adversely affect the value of our Class A common stock, which may decline in value or become worthless. In addition, ACM Shanghai could face sanctions by the CSRC or other PRC central government authorities or pressure from the PRC government in various business matters for failure to obtain such permission or approval. Such potential sanctions or pressure may include fines and penalties on ACM Shanghai’s operations in the PRC, limitations on its operating privileges in the PRC, delays in or restrictions on the transfer of proceeds from a public offering of ACM Research securities in the United States to ACM Shanghai, restrictions on or prohibition of the payments or remittance of dividends by ACM Shanghai to ACM Research, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of ACM Research Class A common stock, which could decline in value or become worthless.”

2.
We note your response to comment 3.  Since your new disclosure does not specifically address Cyberspace Administration of China (CAC), we are reissuing our prior comment 3.  Please note even if you believe you or your subsidiaries are not subject to CAC oversight, you must still provide disclosure addressing how oversight may impact your business if you or your subsidiaries become subject to CAC oversight.

In response to the Staff’s comment, the Company has revised the following risk factor on pages 72 through 74 of the September Form 10-Q to add the underlined text below, and will continue to do so as applicable in future filings:

“PRC central government authorities may intervene in, or influence, ACM Shanghai’s PRC-based operations at any time, and those authorities’ rules and regulations in the PRC can change quickly with little or no advance notice.

The business of ACM Shanghai is subject to complex laws and regulations in the PRC that can change quickly with little or no advance notice. To date, beyond the COVID-19-related restrictions in 2022, we have not experienced such intervention or influence by PRC central government authorities or a change in those authorities’ rules and regulations that have had a material impact of ACM Shanghai or ACM Research. We cannot assure you, however, that future changes in PRC laws and regulations will not materially and adversely affect our PRC-based operations. For example:

•
Intellectual Property. Our commercial success depends in part on our ability to obtain and maintain patent and trade secret protection for our intellectual property, including our SAPS, TEBO, Tahoe, ECP, furnace and other technologies and the design of our Ultra C equipment. See “Risks Related to Our Intellectual Property and Data Security¾Our success depends on our ability to protect our intellectual property, including our SAPS, TEBO, Tahoe, ECP, furnace and other technologies.” in Item 1A, “Risk Factors” of Part I of our Annual Report. The significant majority of our intellectual property has been developed in the PRC and is owned by ACM Shanghai. Implementation and enforcement of intellectual property-related laws in the PRC has historically been lacking due primarily to ambiguities in PRC intellectual property law. See “Risks Related to Our Intellectual Property and Data Security¾We may not be able to protect our intellectual property rights throughout the world, including the PRC, which could materially, negatively affect our business.” in Item 1A, “Risk Factors” of Part I of our Annual Report. In the event PRC central government authorities were to significantly revise or revamp the current scope and structure of intellectual property protection in the PRC, our ability to protect and enforce our intellectual property rights for our key proprietary technologies may be adversely impacted and competitors may be able to match our technologies and tools in order to compete with us.

•
Title Defect in Leased Premises. We conduct research and development, service support operations, and a portion of our manufacturing at ACM Shanghai’s headquarters located in the Zhangjiang Hi Tech Park in Shanghai, which ACM Shanghai leases from Zhangjiang Group. Zhangjiang Group has not obtained a certificate of property title for the premises, although it has represented to ACM Shanghai that it has the right to rent the premises to ACM Shanghai. If any adjustment in local regional overall planning of Shanghai, or any other reason, results in the demolition of such premises, the premises could not continue to be leased to ACM Shanghai and the day-to-day production and operation of ACM Shanghai would be materially and adversely affected. See Item 2, “Properties” of Part I of our Annual Report.

•
COVID-19 Pandemic. We conduct substantially all of our product development, manufacturing, support and services in the PRC, and those activities have been directly impacted by COVID-19 and related restrictions on transportation and public appearances, including implementation by PRC government authorities of “spot” and full-city quarantines in the city of Shanghai, where substantially all of our operations are located. Furthermore, a number of our key customers have substantial operations based in operations areas of the PRC, including in the City of Shanghai, which required us to defer, in the first quarter of 2022, shipments of finished products to those customers. Protective measures taken by PRC government authorities in upcoming months could result in closures or reductions of PRC operations or production, whether of ACM Shanghai or of some of its key customers, or other business interruptions, any of which could materially adversely affect our operations. See “Substantially all of our operations, as well as significant operations of a number of our key customers, are located in areas of the PRC impacted by the COVID‑19 pandemic, and our operations have been, and may continue to be, adversely affected by the effects of PRC restrictions imposed as the result of COVID‑19.” in Item 1A, “Risk Factors” of Part II of this report.

•
Data Security. The Standing Committee of the National People’s Congress, or the Standing Committee, has promulgated the Cyber Security Law, which imposes requirements on entities who build and operate the PRC’s internet architecture or provide services in the PRC over the internet, and the Data Security Law, which imposes data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. ACM Shanghai is not subject to the existing restrictions imposed by the Cyber Security Law or the Data Security Law, in part because its business operations do not involve the collection, processing or use of data or information involving personal privacy or private information of customers. In addition, ACM Shanghai is subject to oversight by the Cyberspace Administration of China, or the CAC, regarding data security. ACM Shanghai does not collect or maintain personal information except for routine personal information necessary to process payroll payments and other benefits and emergency contact information, and as a result, ACM Shanghai is not currently subject to significant restrictions or limitations in addressing and managing data security issues and complying with CAC regulations. To date, ACM Shanghai has not been involved in any investigations on cybersecurity review initiated by the CAC or any related PRC central government authority and has not received any inquiry, notice, warning, or sanction in such respect. However, cybersecurity is increasingly a focus of the PRC central government.  If the CAC or other PRC central government authorities should in the future require ACM Shanghai to comply with these or additional, or more restrictive, PRC cybersecurity regulations, it could require ACM Shanghai to make changes to its operations, and any failure to satisfy or delay in meeting such requirements may subject ACM Shanghai to restrictions and penalties imposed by the CAC or other PRC regulatory authorities, which may include regulatory actions, fines and penalties on our operations in the PRC, which could materially harm our business, financial condition, results of operations, reputation and prospects.

•
Anti-Monopoly. A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. These laws and regulations, which include the Anti-Monopoly Law and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, impose requirements that in some instances that MOFCOM be notified in advance of, for example, any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, such Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM. In February 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulate that any concentration of undertakings involving VIEs is subject to anti-monopoly review. Those Guidelines provide more stringent rules for Internet platform operators, including regulations on the use of data and algorithms, technology and platform to commit abusive acts. The Measures for the Security Review for Foreign Investment, which was promulgated jointly by National Development and Reform Commission and MOFCOM effective January 18, 2021, and the Standing Committee on Amending the Anti-Monopoly Law of the People’s Republic of China, which was promulgated by the Standing Committee effective August 1, 2022, delineated provisions concerning the security review procedures on foreign investment, including the types of investments subject to review and the scopes and procedures of the review. ACM Shanghai does not have the concentration of business operators stipulated in the Anti-Monopoly Law, and our operations and activities to date have not otherwise subjected us to restrictive provisions or limitations set forth in applicable PRC laws and regulations govern merger and acquisition activities. Among other things, ACM Shanghai’s business operations do not constitute identified “national defense and security” concerns associated with the arms industry, any industry ancillary to the arms industry, or any other field related to national defense security. We cannot assure you, however, that future changes in PRC laws and regulations governing mergers and acquisitions, including activities in the PRC by foreign investors, will not extend or otherwise modify existing requirements, which could materially and adversely affect our PRC-based operations or our ability to expand by investments or acquisitions.

•
Permits. In the ordinary course of business, ACM Shanghai has obtained all of the permits and licenses it believes are necessary for it to operate in the PRC. ACM Shanghai may be adversely affected, however, by the complexity, uncertainties and changes in PRC laws and regulations applicable to, or otherwise affecting, the semiconductor equipment industry and related businesses, and any lack of requisite approvals, licenses or permits applicable to ACM Shanghai’s business may have a material adverse effect on its business and results of operations.

•
Trade Policies. Since 2018, general trade tensions between the United States and the PRC have escalated. See “Regulatory Risks —Changes in government trade policies could limit the demand for our tools and increase the cost of our tools.” in Item 1A, “Risk Factors” of Part I of our Annual Report. The imposition of tariffs by the U.S. and PRC governments and the surrounding economic uncertainty may negatively impact the semiconductor industry, including reducing the demand of fabricators for capital equipment such as our tools. Further changes in trade policy, tariffs, additional taxes, restrictions on exports or other trade barriers, or restrictions on supplies, equipment, and raw materials including rare earth minerals, may limit the ability of our customers to manufacture or sell semiconductors or to make the manufacture or sale of semiconductors more expensive and less profitable, which could lead those customers to fabricate fewer semiconductors and to invest less in capital equipment such as our tools. In addition, if the PRC were to impose additional tariffs on raw materials, subsystems or other supplies that we source from the United States, our cost for those supplies would increase. As a result of any of the foregoing events, the imposition or new or additional tariffs may limit our ability to manufacture tools, increase our selling and/or manufacturing costs, decrease margins, or inhibit our ability to sell tools or to purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial conditions.

Moreover, by imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC central government exerts considerable direct and indirect influence on the development of the PRC economy. Other political, economic and social factors may also lead to further legal and regulatory changes and reforms, which may adversely affect our operations and business development.”

Liquidity and Capital Resources, page 76

3.
We note your response to comment 12.  However, you have not revised your disclosure to clarify your statement or discuss the relationship between the PRC government, you and all of your subsidiaries.  Your current disclosure, specifically, “our anticipated cash needs for the next twelve months do not require receipt of any PRC government subsidies,” implies that you will receive government subsidies if you deem them necessary.  Please revise accordingly.

In response to the Staff’s comment, the Company has added the following disclosure to the Liquidity and Capital Resources section of its MD&A on page 59 of the September Form 10-Q, and will continue to do so as applicable in future filings:

“ACM Shanghai has historically participated in certain PRC government-sponsored grant and subsidy programs, as described under “—Key Components of Results of Operations—PRC Government Research and Development Funding” and “—Contractual Obligations” and we expect that ACM Shanghai will continue to take advantage of these programs when they are available and fit with our business strategy.  ACM Shanghai generally applies for these grants and subsidies through the applicable PRC government agency’s defined processes.  Periodically, the public relations department researches the availability of these grants and subsidies through the PRC government agencies with whom ACM Shanghai files business surveys and taxes.  Management of ACM Shanghai then assesses which grants and subsidies for which ACM Shanghai may be eligible and submits the relevant application.  The decision to award the grant to ACM Shanghai is made by the relevant PRC government agencies based on suitability and the merits of the application.  Neither ACM Research, nor ACM Shanghai or any of our other subsidiaries, has any direct relationship with any PRC government agency, and our anticipated cash needs for the next twelve months neither anticipate, nor require, receipt of any PRC government grants or subsidies.”

4.
We note your response to comment 15, however it does not appear that the liquidity discussion has been expanded to explain and analyze material changes from period to period in one or more cash flow statement line items.  As such, we are reissuing our prior comment 15.

In response to the Staff’s comments, the Company has substantially revised the Liquidity and Capital Resources section of its MD&A on pages 60 and 61 of the September Form 10-Q to explain and analyze material changes from period-to-period in cash flow used in operating activities, cash flow from investing activities and cash flow from financing activities, and will continue to do so in future filings.

5.	You note your working capital total only shows certain assets and ignores current liabilities. Please revise how you characterize the total amount.

The Company acknowledges that its prior disclosure regarding working capital only showed certain assets and ignored current liabilities.  In response to the Staff’s comments, the Company has removed its specific discussion of working capital from the Liquidity and Capital Resources section of its MD&A in the September Form 10-Q, in connection with the substantial revisions to that section referenced in the response to comment 4, and replaced this information with the cash flow discussion described therein.  The Company does not intend to reintroduce a specific discussion of working capital in its future filings.

General

6.	Please amend your Form 10-K for the Fiscal Year Ended December 31, 2021 for all comments issued in this letter and our letter dated July 12, 2022.

The Company acknowledges the Staff’s comment regarding filing an amendment to its Annual Report on Form 10-K for the year ended December 31, 2021 and respectfully requests, as discussed with the Staff, to address this comment upon resolution of the remaining comments in this letter.

7.
We note your response to comment 29 and your new disclosure below the table of contents.  However, you did not disclose certain aspects of our comment in the forefront of your filing.  Specifically, address the following at the forefront of your filing:

•	Disclose the risk associated with having a substantial portion of your operations in the PRC could cause the value of your securities to both decline and become worthless.

In response to the Staff’s comment, the Company has revised the following disclosure on page 4 of the September Form 10-Q to add the underlined text below, and will continue to do so as applicable in future filings:

“In addition to the matters discussed above, we are also subject to a number of legal and operational risks associated with our corporate structure, including as the result of a substantial portion of our operations being conducted in the PRC. Consequences of any of those risks could result in a material adverse change in our operations or cause the value of ACM Research Class A common stock to significantly decline in value or become worthless. Please carefully read the information included in “Part II. Item 1A – Risk Factors” of this report and our Annual Report on Form 10-K for the year ended December 31, 2021 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in particular the risk factors addressing the following issues:

o
If any PRC central government authority were to determine that existing PRC laws or regulations require that ACM Shanghai obtain the authority’s permission or approval to continue the listing of ACM Research’s Class A common stock in the United States or if those existing PRC laws and regulations, or interpretations thereof, were to change to require such permission or approval, or if we inadvertently conclude that such permissions or approvals are not required, ACM Shanghai may be unable to obtain the required permission or approval or may only be able to obtain such permission or approval on terms and conditions that impose material new restrictions and limitations on operation of ACM Shanghai, either of which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects and on the trading price of ACM Research Class A common stock, which could decline in value or become worthless.

o
PRC central government authorities may intervene in, or influence, ACM Shanghai’s PRC-based operations at any time, and those authorities’ rules and regulations in the PRC can change quickly with little or no advance notice.

o
The PRC central government may determine to exert additional control over offerings conducted overseas or foreign investment in PRC-based issuers, which could result in a material change in operations of ACM Shanghai and cause significant declines in the value of ACM Research Class A common stock, or make them worthless.”

•	Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

•	Provide a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act (HFCAA) and how the related regulations will affect your company.

•	Your disclosure should state prominently that you have been added to the list of issuers identified under the HFCAA.

•
Disclose all the risks and consequences of being added to the list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted.

This information needs to be discussed in the forefront of the filing.  Provide a specific cross-reference to a longer risk factor discussion of the impacts of the HFCAA and the Accelerating HFCAA.

In response to the Staff’s comments, the Company has added the following disclosure on page 3 of the September Form 10-Q, and will continue to do so as applicable in future filings:

“The U.S. Holding Foreign Companies Accountable Act (the “HFCA Act”) requires that the Public Company Accounting Oversight Board (the “PCAOB”) determine whether it is unable to inspect or investigate completely registered public accounting firms located in a non-U.S. jurisdiction because of a position taken by one or more authorities in that jurisdiction.  BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) had been our independent registered public accounting firm in recent years, including for the year ended December 31, 2021.  On December 16, 2021, the PCAOB reported its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, including BDO China, because of positions taken by PRC authorities in those jurisdictions. On March 30, 2022, based on this determination, ACM Research was transferred to the SEC’s “Conclusive list of issuers identified under the HFCA.” See “Part II. Item 1A, Risk Factors— We could be adversely affected if we are unable to comply with recent and proposed legislation and regulations regarding improved access to audit and other information and audit inspections of accounting firms operating in the PRC” of this report for more information. Under current regulations, if ACM Research were to be included on this list three consecutive times due to our independent auditor being located in a jurisdiction that does not allow for PCAOB inspections, the SEC could prohibit trading in our securities and cause our securities to be delisted in the U.S., and their value may significantly decline or become worthless.  Further, the “Accelerating HFCAA” could reduce the applicable threshold from three consecutive appearances to two consecutive appearances on the list.  However, on June 30, 2022, stockholders of ACM Research ratified the appointment of Armanino LLP as our independent auditor for the fiscal year ending December 31, 2022.  Armanino LLP is neither headquartered in the PRC or Hong Kong nor is it subject to the determinations announced by the PCAOB, and, subsequent to the filing of our 2022 annual report, we do not believe ACM Research will appear on the “Conclusive” list for a second time.”

8.
We note your response to comment 31 and new disclosure in the notes to the consolidated financial statements and M&DA.  However, the information disclosed in the notes to the consolidated financial statements did not address all aspects of our comment.  For example, when discussing prior cash transfers, amounts were not quantified.  A clear overview describing how cash is transferred through your organization should also be provided.  Furthermore, this information should be disclosed at the forefront of your filing and at the forefront of your liquidity sections in the M&DA, not just in the notes to the consolidated financial statements.  As such, we are reissuing prior comment 31.

In response to the Staff’s comments, the Company has added the following disclosure on page 3 of the September Form 10-Q, and will continue to do so as applicable in future filings:

“Cash amounts held by ACM Shanghai at PRC banks in mainland China are subject to a series of risk control regulatory standards from PRC bank regulatory authorities. ACM Shanghai is required to obtain approval from the State Administration of Foreign Exchange (“SAFE”) to transfer funds into or out of the PRC. SAFE requires a valid agreement to approve the transfers, which are processed through a bank. Other than these PRC foreign exchange restrictions, ACM Shanghai is not subject to any PRC restrictions and limitations on its ability to transfer funds to ACM Research or among our other subsidiaries.  However, cash held by ACM Shanghai in mainland China does exceed applicable insurance limits and is subject to risk of loss, although no such losses have been experienced to date.

ACM Research (CA), Inc. (“ACM California”) periodically procures goods and services on behalf of ACM Shanghai. For these transactions, ACM Shanghai makes cash payments to ACM California in accordance with applicable transfer pricing arrangements. ACM California periodically borrows funds for working capital advances from its direct parent, CleanChip Technologies Limited (“CleanChip”).  ACM California repays these intercompany loans in accordance with their terms. For sales through CleanChip and ACM Research, a certain amount of sales proceeds is repatriated back to ACM Shanghai in accordance with applicable transfer pricing arrangements in the ordinary course of business. Subsequent to June 30, 2020, with the exception of sales and services-related transfer-pricing payments in the ordinary course of business, no cash transfers, dividends or other payments or distributions have been made between the ACM Research and ACM Shanghai. We intend to retain any future earnings to finance the operations and expenses of our business, and we do not expect to distribute earnings or declare or pay any dividends in the foreseeable future.”

In response to the Staff’s comments, the Company has also added the following disclosure on page 17 of the September Form 10-Q in Note 2 to the Company’s Condensed Consolidated Financial Statements, which includes quantification of certain amounts transferred between entities:

“For cash amounts held by ACM Shanghai at PRC banks in mainland China are subject to a series of risk control regulatory standards from PRC bank regulatory authorities. ACM Shanghai is required to obtain approval from the State Administration of Foreign Exchange (“SAFE”) to transfer funds into or out of the PRC. SAFE requires a valid agreement to approve the transfers, which are processed through a bank. Other than these PRC foreign exchange restrictions, ACM Shanghai is not subject to any PRC restrictions and limitations on its ability to transfer funds to ACM Research or among our other subsidiaries. However, cash held by ACM Shanghai in mainland China does exceed applicable insurance limits and is subject to risk of loss, although no such losses have been experienced to date.

ACM California periodically procures goods and services on behalf of ACM Shanghai. For these transactions, ACM Shanghai makes cash payments to ACM California in accordance with applicable transfer pricing arrangements.  For the nine months ended September 30, 2022, cash payments from ACM Shanghai to ACM California for the procurement of goods and services were $24.6 million and $1.6 million, respectively.  ACM California periodically borrows funds for working capital advances from its direct parent, CleanChip. ACM California repays these intercompany loans in accordance with their terms. For sales through CleanChip and ACM Research, a certain amount of sales proceeds is repatriated back to ACM Shanghai in accordance with applicable transfer pricing arrangements in the ordinary course of business. Subsequent to June 30, 2020, with the exception of sales and services-related transfer-pricing payments in the ordinary course of business, no cash transfers, dividends or other payments or distributions have been made between the ACM Research and ACM Shanghai. We intend to retain any future earnings to finance the operations and expenses of our business, and we do not expect to distribute earnings or declare or pay any dividends in the foreseeable future.

Amounts held in South Korea exceed the Korea Deposit Insurance Corporation (“KDIC”) insurance limits and is subject to risk of loss. No losses have been experienced to date.

There is no additional restriction for the transfer of cash from bank accounts in the U.S., South Korea, and Hong Kong. For sales through CleanChip and ACM Research, a certain amount of sales proceeds is repatriated back to ACM Shanghai in accordance with the transfer pricing arrangements in the ordinary course of business.

For the nine months ended September 30, 2022 and 2021, no transfers, dividends, or distributions have been made between ACM Research and its subsidiaries, including ACM Shanghai, or to holders of ACM Research Class A common stock.”

9.
We note your response to comment 34 and new disclosure on page two of your Form 10-Q for the fiscal quarters ended June 30, 2022.  However, your disclosure did not address Chinese authorities permissions or approvals required to operate your business.  Revise accordingly.  Also, since you disclose permissions are not required, disclose the consequences of inadvertently concluding permissions or approvals are not required.  Provide an explanation of how you determined no permissions or approvals are required.

In response to the Staff’s comment, the Company has revised the following disclosure on pages 4 and 42 of the September Form 10-Q to add the underlined text below, and will continue to do so as applicable in future filings:

“Our principal corporate office is located in Fremont, California. We conduct a substantial majority of our product development, manufacturing, support and services in the PRC through ACM Shanghai. We perform, through a subsidiary of ACM Shanghai, additional product development and subsystem production in South Korea, and we conduct, through ACM Research, sales and marketing activities focused on sales of ACM Shanghai products in North America, Europe and certain regions in Asia outside mainland China. ACM Research is not a PRC operating company, and we do not conduct our operations in the PRC through the use of a variable interest entity, or VIE, or any other structure designed for the purpose of avoiding PRC legal restrictions on direct foreign investments in PRC-based companies. ACM Research has a direct ownership interest in ACM Shanghai as the result of its holding 82.5% of the outstanding shares of ACM Shanghai. Stockholders of ACM Research may never directly own equity interests in ACM Shanghai. We do not believe that our corporate structure or any other matters relating to our business operations require that we obtain any permissions or approvals from the China Securities Regulatory Commission, the Cyberspace Administration of China, or any other PRC central government authority in order to continue to list shares of Class A common stock of ACM Research on the Nasdaq Global Select Market. This determination was based on the facts aforementioned and the PRC Company Law, PRC Securities Law, cybersecurity regulations and other relevant laws, regulations and regulatory requirements in the PRC currently in effect.  However, if this determination proves to be incorrect, then it could have a material adverse effect on ACM Research.  See “Part II.  Item IA, Risk Factors— If any PRC central government authority were to determine that existing PRC laws or regulations require that ACM Shanghai obtain the authority’s permission or approval to continue the listing of ACM Research’s Class A common stock in the United States or if those existing PRC laws and regulations, or interpretations thereof, were to change to require such permission or approval, ACM Shanghai may be unable to obtain the required permission or approval or may only be able to obtain such permission or approval on terms and conditions that impose material new restrictions and limitations on operation of ACM Shanghai, either of which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects and on the trading price of ACM Research Class A common stock.”

In addition, in the ordinary course of business, ACM Shanghai is required to obtain certain operating permits and licenses necessary for it to operate in the PRC, including business licenses, certifications relating to quality management standards, import and export-related qualifications from customs, as well as environmental and construction permits, licenses and approvals relating to construction projects. We believe ACM Shanghai has all such required permits and licenses.  However, from time to time the PRC government issues new regulations, which may require additional actions on the part of ACM Shanghai to comply.  If ACM Shanghai does not, or is unable to, obtain any such additional permits or licenses, ACM Shanghai may be subjected to restrictions and penalties imposed by the relevant PRC regulatory authorities, and it could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects and on the trading price of ACM Research Class A common stock.”

10.
We note your response to our comment 35 and new disclosure on page 40 of your Form 10-Q for the fiscal quarters ended June 30, 2022.  Please enhance your disclosure to discuss all of the risks and consequences of being added to the HFCAA list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted.  Disclose the impact of both the HFCAA and Accelerating HFCAA on your company.  This disclosure should be moved to the forefront of your MD&A.

In response to the Staff’s comment, the Company has revised the disclosure regarding the HFCAA on page 40 of the September Form 10-Q to read as follows, and moved the disclosure forward in the Company’s MD&A:

“The U.S. Holding Foreign Companies Accountable Act (the “HFCA Act”) requires that the Public Company Accounting Oversight Board (the “PCAOB”) determine whether it is unable to inspect or investigate completely registered public accounting firms located in a non-U.S. jurisdiction because of a position taken by one or more authorities in that jurisdiction.  BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) had been our independent registered public accounting firm in recent years, including for the year ended December 31, 2021.  On December 16, 2021, the PCAOB reported its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, including BDO China, because of positions taken by PRC authorities in those jurisdictions. On March 30, 2022, based on this determination, ACM Research was transferred to the SEC’s “Conclusive list of issuers identified under the HFCA.” See “Part II. Item 1A, Risk Factors— We could be adversely affected if we are unable to comply with recent and proposed legislation and regulations regarding improved access to audit and other information and audit inspections of accounting firms operating in the PRC” of this report for more information. Under current regulations, if ACM Research were to be included on this list three consecutive times due to our independent auditor being located in a jurisdiction that does not allow for PCAOB inspections, the SEC could prohibit trading in our securities and cause our securities to be delisted in the U.S., and their value may significantly decline or become worthless.  Further, the “Accelerating HFCAA” could reduce the applicable threshold from three consecutive appearances to two consecutive appearances on the list.  However, on June 30, 2022, stockholders of ACM Research ratified the appointment of Armanino LLP as our independent auditor for the fiscal year ending December 31, 2022.  Armanino LLP is neither headquartered in the PRC or Hong Kong nor is it subject to the determinations announced by the PCAOB, and subsequent to the filing of our 2022 annual report, we do not believe ACM Research will appear on the “Conclusive” list for a second time.”

Form 10-Q for Fiscal Quarters Ended June 30, 2022

Notes to Consolidated Financial Statements

Note 6 - Property Plant and Equipment, Net, page 21

11.	We note your response to comment 36. In this regard, tell us when you believe title will be transferred, we note that it has been over eight months since you took possession of the property.

The Company respectfully informs the Staff that ACM Shanghai received the right certificate conveying title to the property on November 23, 2022.  Further, in response to the Staff’s comment, the Company had revised the disclosure on page 64 of the September Form 10-Q, filed on November 9, 2022, to add the underlined text below to indicate its expectation that it would receive the right certificate before December 31, 2022, and the Company will update such disclosure in future filings to reflect the subsequent receipt of the right certificate:

“In connection with its financing the purchase of housing units in Lingang, Shanghai, or the Property, in November 2020 ACM Shengwei entered into a Loan and Mortgage Contract, or the Loan Agreement, with China Merchants Bank Co., Ltd., Shanghai Pilot Free Trade Zone Lin-Gang Special Area Sub-branch, or the Lender, pursuant to which ACM Shengwei obtained a loan in the aggregate amount of $19.6 million. The loan under the Loan Agreement is secured by a pledge of the Property, which ACM Shangwei’s subsidiary received ownership of in January 2022, and is guaranteed by ACM Shanghai. Under the Loan Agreement, ACM Shengwei must deliver the right certificate of the Property within sixty days of the execution of the Loan Agreement or the Lender has the right to, among other things, declare a breach of contract and enforce its remedies under the Loan Agreement, which remedies include the ability to declare any borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. As of the date of this report, ACM Shengwei and its developer have been unable to obtain the required right certificate of the Property due to administrative difficulties related to the COVID 19 pandemic and, as a result, the procedures of the formal pledge registration by the Lender have not been completed. The Lender delivered an updated letter to ACM Shengwei on October 21, 2022 confirming that it is aware of the cause of the delay in ACM Shengwei’s delivery of the right certificate of the Property and as of the date of this report has not taken any action to date as a result of the delay. The Lender could, however, assert at any time that the delay is a breach of contract and, among other remedies, could seek to declare the amounts owing under the Loan Agreement to be due and payable. The Shanghai Lingang Industrial Zone Public Rental Housing Construction and Operation Management Co., Ltd., or the Developer, delivered a letter to ACM Shengwei on August 4, 2022, citing a force majeure delay due to the COVID-19-related restrictions in Shanghai for the delay of the initial registration of the housing ownership, and that it expected to complete the initial registration of housing ownership by the end of August 2022. ACM Shanghai has confirmed the Developer has completed the initial registration of the housing ownership with local PRC authorities, and, as of the date of this filing, expects to receive the right certificate before December 31, 2022.  See “Risks Related to International Aspects of Our Business—As the result of administrative delays in the PRC related to the COVID-19 pandemic, ACM Research’s indirect subsidiary ACM Shengwei has not been able to obtain the right certificate of property in Lingang, Shanghai as required by its Loan and Mortgage Contract, and our liquidity, financial position and business would be adversely affected if the lender bank were to assert successfully that the failure to obtain the right certificate is a breach of the Loan and Mortgage Contract” in Item 1A. Risk Factors of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.”

Also, given that you do not hold title to the property tell us why you believe you have the risks and rewards of ownership.

The Company respectfully advises the Staff that, prior to receiving the right certificate, it believed it had the risks and rewards of ownership of the property for the following reasons:

•	The Company had paid for the property in full;

•	The Company had physical possession of the property and occupied and used the property without interference;

•	The delay in the delivery of the right certificate was completely administrative, and based on ongoing discussions with the developer, the Company expected to receive it before December 31, 2022; and

•	The delay in the delivery of the right certificate had not interfered with the Company’s use or occupation of the property in any manner.

For example, can you sell the property without possessing the title?

Although there are no plans to sell the property, and the right certificate has now been received, in the event of a sale of the property, the Company would have been required to obtain and transfer title to the property prior to closing.

*          *          *

Please do not hesitate to contact me at (949) 623-3519 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Michael A. Hedge

Michael A. Hedge

cc:	David H. Wang, ACM Research, Inc.
Mark McKechnie, ACM Research, Inc.
Jason C. Dreibelbis, K&L Gates LLP